Exhibit 99.2

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 – Name and Address of Corporation

Quantum eMotion Corp. (“Quantum” or the “Corporation”)

2300 Bd Alfred Nobel

Saint-Laurent, QC, H4S 2A4

Item 2 - Date of Material Change

February 24, 2026

Item 3 - News Release

A news release pertaining to the material change being the subject of the present report was disseminated through Newsfile Corp. on February 24, 2026 and filed on SEDAR+.

Item 4 – Summary of Material Change

On February 24, 2026, the common shares of the Corporation (the “Common Shares”) commenced trading on the NYSE American LLC ("NYSE American") under the ticker "QNC".

Item 5 - Full Description of Material Change

5.1 Full Description of Material Change

The Common Shares remain listed on the TSX Venture Exchange under the same symbol and continue trading on the Frankfurt Stock Exchange under the symbol "34Q0". The Common Shares ceased trading on the OTCQB market upon listing on the NYSE American.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

None.

Item 8 - Executive Officer

Marc Rousseau, Chief Financial Officer

Tel: (514) 886-0045

Email: info@quantumemotion.com

Item 9 - Date of Report

January 27, 2026